UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

American Medical Alert Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

027904101

(CUSIP Number)

Michael R. Murphy

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027904101

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only) Discovery Equity Partners, L.P

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 740,406

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 740,406

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 740,406

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 027904101

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 861,418

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 861,418

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 861,418

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 027904101

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only) Daniel J Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 861,418

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 861,418

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 861,418

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 027904101

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only) Michael R Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 861,418

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 861,418

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 861,418

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                                   Security and Issuer

                                                                        This Amendment No. 2 (the “Amendment No. 2”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of American Medical Alert Corp., a New York corporation (the “Company”), which has its principal executive offices at 3265 Lawson Boulevard, Oceanside, New York 11572.  This Amendment No. 2 amends and supplements, as set forth below, the information contained in items 1, 3 and 5 of the Schedule 13D filed by the Reporting Persons on November 23, 2007, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on January 8, 2008 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 3.                                   Source and Amount of Funds or Other Consideration

                                                                        The first sentence of Item 3 of the Schedule 13D is amended to read in its entirety as follows:

                                                                        The total purchase price for the 861,418 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of January 31, 2008 was approximately $7,026,070, and the total purchase price for the 740,046 shares of Common Stock beneficially owned by Discovery Equity Partners was approximately $6,033,717.

Item 5.                                   Interest in Securities of the Issuer

                                                                        Item 5 of the Schedule 13D is amended to read in its entirety as follows:

                                                                        The information concerning percentages of ownership set forth below is based on 9,383,611 shares of Common Stock reported outstanding as of November 12, 2007 in the Company’s most recent Quarterly Report on Form 10-Q, for the period ended September 30, 2007.

                                                                        Discovery Equity Partners beneficially owns 740,406 shares of Common Stock as of January 31, 2008, which represents 7.9% of the outstanding Common Stock.

                                                                        Discovery Group beneficially owns 861,418 shares of Common Stock as of January 31, 2008, which represents 9.2% of the outstanding Common Stock.

                                                                        Mr. Donoghue beneficially owns 861,418 shares of Common Stock as of January 31, 2008, which represents 9.2% of the outstanding Common Stock.

                                                                        Mr. Murphy beneficially owns 861,418 shares of Common Stock as of January 31, 2008, which represents 9.2% of the outstanding Common Stock.

                                                                        Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

                                                                        The transactions in Common Stock effected by the Reporting Persons since the date of the most recent filing on Schedule 13D are set out in Exhibit 1 hereto.

                                                                        No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 7.                                   Material to Be Filed as Exhibits

                                                                        Exhibit 1:                        List of transactions by Reporting Persons in the Company’s Common Stock since the date of the most recent filing on Schedule 13D.

                                                                        Exhibit 2:                        Joint Filing Agreement dated as of February 1, 2008, by and among Discovery Equity Partners, L.P., Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

                                                                        Exhibit 3:                        Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006.

                                                                        Exhibit 4:                        Power of Attorney of Michael R. Murphy, dated as of August 24, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2008
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

By: Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Robert M. McLennan
Robert M. McLennan Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	List of transactions by Reporting Persons in the Company’s Common Stock since the date of the most recent filing on Schedule 13D.

Exhibit 2	Joint Filing Agreement dated as of February 1, 2008, by and among Discovery Equity Partners, L.P., Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3	Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006

Exhibit 4	Power of Attorney of Michael R. Murphy, dated as of August 24, 2006